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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X      Form 40-F
               -----              -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No   X
         -----             -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
                                                 -----------


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the following announcements of the Registrant:

     (i) an announcement relating to a recent gas blowout occurred at one of the Registrant's natural gas wells located in Kaixian County, Chongqing Municipality, China; and

     (ii) an announcement relating to certain related party transactions entered into by and between the Registrant and CNPC (HK) Group, a 57.5%-owned subsidiary of China National Petroleum Corporation, the Registrant's controlling shareholder.

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PetroChina Company Limited - ANNOUNCEMENT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PetroChina Company Limited
(a joint stock limited company incorporated in the People's Republic of China with limited liability)


ANNOUNCEMENT


A gas blowout occurred at the Luojia No. 16H gas well located in Kaixian County in Chongqing Municipality on 23 December 2003. The gas well belongs to the Company and was drilled under contract by a company owned by CNPC. This accident is currently under investigation by the government of the People's Republic of China.

At 9:55 pm on 23 December 2003, a blowout occurred at the Luojia No. 16H gas well located in Kaixian County in Chongqing Municipality. The gas well has not commenced production and belongs to the Southwest Oil and Gas Field Branch of PetroChina Company Limited (the "Company"), and was drilled under contract by the No. 12 Drilling Team of the Chuangdong Drilling and Exploration Company of Sichuan Oil Administration Bureau, owned by China National Petroleum Corporation ("CNPC"). The gas blowout caused the leakage of a large quantity of sulfurated hydrogen, resulting in many surrounding residents poisoned, injured or dead. We express our mourning towards the affected people with deep grief and send our sincere condolences and regards to the injured and their relatives.

CNPC has attached high importance to this gas blowout accident. Senior officials of CNPC arrived at the scene immediately after the accident to organise rescue operation. At the same time, CNPC issued the Emergency Notice on Further Conducting Safe Production Working Practice, requesting each organisation to pay special attention to
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safe production and adopt all effective measures to eliminate hidden dangers in the working practice, in order to avoid and prevent the occurrence of serious accidents.

The government of the People's Republic of China has sent out an investigation team to conduct a complete investigation of the causes behind this accident and the related matters. As this investigation has just commenced and is currently ongoing, the Company will continue to closely monitor and assess the situation with a view of evaluating its potential impact on the Company's operational and financial position. When necessary, the Company will make further disclosure to comply with its obligations under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CNPC is the parent company of the Company, owning approximately 90% of the total issued share capital of the Company.

PetroChina Company Limited
Li Huaiqi
Secretary to the Board

31 December 2003





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PetroChina Company Limited - CONNECTED TRANSACTIONS

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PetroChina Company Limited
(a joint stock limited company incorporated in the People's Republic of China with limited liability)


CONNECTED TRANSACTIONS

Certain Connected Transactions of an on-going nature have been entered into between the Group and the CNPC(HK) Group. The Connected Transactions will continue to be carried out on normal commercial terms and will continue to be in the ordinary and usual course of business of the Group.

The annual total consideration or value of the Connected Transactions is expected to be less than 3% of the book value of the consolidated net tangible assets of the Group. In accordance with Rule 14.25(1) of the Listing Rules, these transactions are only subject to disclosure requirements. The Company will include details of the transactions in its published annual report and accounts.

The Existing Waiver granted by the Stock Exchange on 26 October 2003 from strict compliance with the connected transactions disclosure requirement of the Listing Rules in respect of such Connected Transactions will expire on 31 December 2003. The Company has applied to the Stock Exchange for the New Waiver.


Background

As part of the CNPC Restructuring and in preparation for the listing of the Company on the Stock Exchange, and as disclosed in the Company's prospectus dated 27 March 2000, CNPC and the Company entered into the
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Contract for the Transfer of Rights under Production Sharing Contracts on 23
December 1999 whereby the relevant rights and obligations (other than the supervisory functions related to CNPC's role as representative of the PRC government) of CNPC under certain contracts, including the Xinjiang Contract and the Liaohe Contract, were novated to the Company.

CNPC(HK) is a 57.5% owned subsidiary of CNPC, the Company's controlling shareholder which holds approximately 90% of the issued share capital of the Company. Upon the effective novation of the above interest in the PRC Oil Production Sharing Contracts, certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute Connected Transactions between the Group and the CNPC(HK) Group.

On 15 October 2001, the Company made an application for a waiver to the Stock Exchange from strict compliance with the connected transactions disclosure requirement of the Listing Rules in respect of the Connected Transactions between the Group and the CNPC(HK) Group. Subsequently, the Stock Exchange on 26 October 2001 granted the Existing Waiver to the Company subject to the conditions set out in the waiver letter. The Existing Waiver will expire on 31 December 2003 and the Company has applied to the Stock Exchange for the New Waiver.


Connected Transactions

Summary of the major terms and conditions of these Connected Transactions under the Xinjiang Contract dated 1 July 1996 and the Liaohe Contract dated 30 December 1997 are as follows:

(1) Production and development cost sharing between the Company and the CNPC(HK) Group

The Company and the CNPC(HK) Group have shared and shall continue to share in the oil and natural gas produced from the Karamay Oilfield, as to 46% by the Company and 54% by the CNPC(HK) Group and from the Leng Jiapu Oilfield, as to 30% by the Company and 70% by the CNPC(HK) Group. The CNPC(HK) Group is responsible for 100% of the development costs in respect of the Karamay Oilfield. The Company is responsible
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for 30% and the CNPC(HK) Group is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.

(2) Provision of assistance by the Company to the CNPC(HK) Group

The Company has provided and shall continue to provide assistance to the CNPC(HK) Group, for among other things, leasing warehouses and terminal facilities, and obtaining transportation and communication facilities. For such assistance, the CNPC(HK) Group pays an annual assistance fee of US$50,000 (approximately HK$389,000) for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee is accounted for as operating costs and shared by the Company and the CNPC(HK) Group in accordance with procedures described in the Xinjiang Contract and the Liaohe Contract.

(3) Payment of training fees

In the course of development and operations of each oilfield, the CNPC(HK) Group has paid and shall continue to pay the Company an amount of US$50,000 (approximately HK$389,000) annually for training of personnel for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

(4) Sale of crude oil by CNPC(HK) to the Group

Given the transportation costs and the prevailing oil prices, the likely purchaser of all the oil production share attributable to CNPC(HK) from each of the Karamay Oilfield and the Leng Jiapu Oilfield is likely to be CNPC or its affiliates, including the Group. Since the entering into of the PRC Oil Production Sharing Contracts by CNPC(HK), CNPC(HK) has sold all of its share of the oil production to CNPC or it affiliates, including the Group. As far as the Board is aware, the board of CNPC(HK) intends to continue with the arrangement. There is

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no contractual obligation upon the Group to purchase oil production from the
Karamay Oilfield and the Leng Jiapu Oilfield although, from a commercial perspective, the Group intends to continue to accept part of the deliveries. The price of various grades of crude oil sold is determined with reference to the prevailing price in arm's length transactions of a similar quality crude oil prices set by CNPC with reference to the trend of the international oil prices.


General

These Connected Transactions will continue to be entered into on normal commercial terms and will continue to be, in the Board's opinion, fair and reasonable and in the ordinary and usual course of business.

The annual total consideration or value of the Connected Transactions is expected to be less than 3% of the book value of the consolidated net tangible assets of the Group. In accordance with Rule 14.25(1) of the Listing Rules, the Connected Transactions are only subject to disclosure requirements. The Company will include details of the transactions in its published annual reports and accounts.


Application for New Waiver

As the Connected Transactions will continue to entered into on normal commercial terms and will continue to be, in the Board's opinion, fair and reasonable and in the ordinary and usual course of business, the Board considers that compliance with the ongoing disclosure requirements of these transactions under the Listing Rules on each occasion they are entered into would be impractical and would not be of benefit to the shareholders. The Stock Exchange has granted the Existing Waiver to the Company which will expire on 31 December 2003. Accordingly the Company has requested the Stock Exchange to grant a waiver from strict compliance with the on-going connected transactions disclosure requirement of the Listing Rules in respect of the Connected Transactions for a period of three financial years ending 31 December 2006 on the conditions that:

(a) the Connected Transactions shall:
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(i) be conducted on normal commercial terms and entered into in the ordinary and usual course of business of the Company;

(ii) be entered into: (a) in accordance with the terms of the PRC Oil Production Sharing Contracts; or (b) on terms no less favourable than the terms available to or from independent third parties; and

(iii) in aggregate value, not exceed 3% of the book value of the net tangible assets of the Group (the "Limit") in the relevant financial year;

(b) the independent non-executive directors of the Company shall review annually the Connected Transactions and confirm in the Company's next annual report that such transactions were conducted in the manner stated in paragraph (a) above;

(c) the auditors of the Company shall review the Connected Transactions annually and confirm in a letter to the Board (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

(i) the Connected Transactions have received the approval of the Board;

(ii) the Connected Transactions have been entered into on normal commercial terms and have been entered into in accordance with the terms of the agreement governing the transaction or on terms no less favourable than the terms available to or from independent third parties;

(iii) the Connected Transactions have been entered into in accordance with the oil sharing ratios and development cost sharing ratios as stated in the respective PRC Oil Production Sharing Contracts;

(iv) in relation to the provision of assistance by the Company to the CNPC(HK) Group and the payment of training fees, the amount of

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annual fees paid by the CNPC(HK) Group to the Company shall be the amounts specified in this announcement; and

(v) the Connected Transactions have been entered into within the Limit stated in condition (a) (iii) above;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter mentioned above, the directors of the Company shall contact the Listing Division of the Stock Exchange immediately.

For the purpose of the above review by the auditors of the Company, the Group shall undertake that it will provide the auditors of the Company with full access to the relevant records of the Connected Transactions.

(d) details of the Connected Transactions in each financial year shall be disclosed as required under Rule 14.25(1) (A) through to (D) of the Listing Rules in the next published and each annual reports to be published covering the period the New Waiver is in effect; and

(e) in the event that there are any amendments to the terms of the Connected Transactions, the Company will, in relation to the Connected Transactions, comply with the applicable provisions of the Listing Rules governing connected transactions or will apply for a waiver from strict compliance with the relevant requirements.


Business of the Group

The Group is engaged in petroleum and natural gas-related activities, including:

* the exploration, development and production of crude oil and natural gas;

* the refining, transportation, storage and marketing, including import and export, of crude oil and petroleum products;
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* the production and sale of chemical products; and

* the transmission, marketing and sale of natural gas.


Definitions

"Beckbury" Beckbury International Limited, a company incorporated with limited liability in the British Virgin Islands and a wholly-owned subsidiary of CNPC(HK)

"Board" the board of directors of the Company, including the independent non-executive directors

"CNPC" China National Petroleum Corporation, a state-owned economic entity established under the laws of the PRC and the controlling shareholder and ultimate parent of both the Company and CNPC(HK)

"CNPC Restructuring" the corporate restructuring undertaken by CNPC, as part of the preparatory work required in connection with the establishment of the Company, effective on 5 November 1999

"CNPC(HK)" CNPC (Hong Kong) Limited, a company incorporated with limited liability in Bermuda and listed on the Stock Exchange

"CNPC(HK) Group" CNPC(HK) together with its subsidiaries

"Company" PetroChina Company Limited, a joint stock limited company incorporated in the PRC with limited liability and listed on the Stock Exchange with American depositary shares listed on the New York Stock Exchange

"Connected Transactions" the connected transactions between the Group and the CNPC(HK) Group under the PRC Oil Production Sharing Contracts, as described in this announcement

"Contract for the Transfer of Rights under Production Sharing Contracts" Contract for the Transfer of Rights under Production Sharing Contracts, dated 23 December 1999, entered into between CNPC

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and the Company

"Existing Waiver" the waiver granted by the Stock Exchange on 26 October 2001 to the Company from strict compliance with the connected transactions disclosure requirement of the Listing Rules in respect of the Connected Transaction and which will expire on 31 December 2003

"Group" the Company together with its subsidiaries

"Hafnium" Hafnium Limited, a company incorporated with limited liability in the British Virgin Islands and a wholly-owned subsidiary of CNPC(HK)

"Karamay Oilfield" the Karamay Oilfield in Junggar basin in Xinjiang, the PRC

"Leng Jiapu Oilfield" the Leng Jiapu Oilfield in Liaohe, Liaoning Province, the PRC

"Liaohe Contract" Leng Jiapu Area Petroleum Contract, dated 30 December 1997, entered into between CNPC and Beckbury

"Listing Rules" the Rules Governing the Listing of Securities on the Stock Exchange

"New Waiver" the waiver from strict compliance with the connected transactions disclosure requirement of the Listing Rules in respect of the Connected Transactions for a period of three financial years ending 31 December 2006 which the Company has applied to the Stock Exchange

"PRC" the People's Republic of China

"PRC Oil Production Sharing Contracts" Xinjiang Contract and Liaohe Contract

"Stock Exchange" The Stock Exchange of Hong Kong Limited
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"Xinjiang Contract" Xinjiang Oil Field Production Sharing Contract, dated 1 July
1996, entered into between CNPC and Hafnium



By Order of the Board
Li Huaiqi
Secretary to the Board


Beijing, China
30 December 2003
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: January 2, 2004                      By: /s/ Li Huaiqi
                                                --------------------------------
                                                Name:  Li Huaiqi
                                                Title: Company Secretary